EXHIBIT 99.1


                               NOTEHOLDERS REPORT
                        CRUSADE GLOBAL TRUST NO.1 OF 1999
                      COUPON PERIOD ENDING 17 FEBRUARY 2004

------------------------------------------------------------------------------------------------------------------------------
NOTES
-----
                           FV OUTSTANDING                                           COUPON         PRINCIPAL      CHARGE OFFS
                                 (USD)         BOND FACTOR      COUPON RATE     PAYMENTS (USD)   PAYMENTS (USD)      (USD)
                           --------------      -----------     -------------    --------------   --------------   -----------

Class A1 Notes                       0.00        0.000000%          0.00000%              0.00             0.00       0.00

Class A2 Notes              95,343,754.66       16.756372%          1.51000%        460,901.40    24,095,132.73       0.00

Class A3 Notes             125,000,000.00      100.000000%          1.60000%        511,111.11             0.00       0.00

Class B Notes                9,500,000.00      100.000000%     Not Disclosed     Not Disclosed             0.00       0.00
------------------------------------------------------------------------------------------------------------------------------


                                                                  31 JAN 04
POOL SUMMARY                                                          AUD
------------                                                   ---------------
Outstanding Balance - Variable Rate Housing Loans                  316,496,142
Outstanding Balance - Fixed Rate Loans                              32,349,438
Number of Loans                                                          4,914
Weighted Average Current LVR                                            49.00%
Average Loan Size                                                       70,990
Weighted Average Seasoning                                             80 mths
Weighted Average Term to Maturity                                     208 mths


PRINCIPAL COLLECTIONS                                                 AUD
---------------------                                         ----------------
Scheduled Principal Payments                                      5,041,211.42
Unscheduled Principal Payments                                   36,924,929.16
Redraws                                                           4,782,293.78

Principal Collections                                            37,183,846.80

TOTAL AVAILABLE PRINCIPAL                                             AUD
-------------------------                                     ----------------
Principal Collections                                            37,183,846.80
Principal Charge Offs                                                     0.00
Principal Draw                                                            0.00

Total Available Principal                                        37,183,846.80

Principal Distributed                                            37,183,846.80
Principal Retained                                                        0.00

TOTAL AVAILABLE FUNDS                                                 AUD
---------------------                                        -----------------
Available Income                                                  7,420,589.08
Principal Draw                                                            0.00
Liquidity Draw                                                            0.00

Total Available Funds                                             7,420,589.08

REDRAW & LIQUIDITY FACILITIES                                         AUD
-----------------------------                               ------------------
Redraw Shortfall                                                         0.00
Redraw Carryover Charge Offs                                             0.00

Liquidity Draw                                                           0.00
Liquidity Shortfall                                                      0.00



CPR
----
                                              NOV-03        DEC-03       JAN-04
                           1 mth CPR          28.77%        33.16%       26.32%

Arrears
-------
                           % of pool
                          (by balance)
31 - 59 days                 0.53%
60 - 89 days                 0.29%
90+ days                     0.08%
Defaults                      Nil
Losses                        Nil